Filed by Brookfield Property Partners L.P.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: GGP Inc.

(Commission File No. 001-34948)

On May 4, 2018, members of the Brookfield Property Partners L.P. (“BPY”) management team spoke during BPY’s first quarter of 2018 earnings conference call. A copy of the earnings release was previously filed by BPY on May 4, 2018 in a report on Form 6-K. Some of management’s remarks and questions posed to management during the call related to the pending transaction involving BPY and GGP Inc. Below are those excerpts from the transcript of the earnings conference call that relate to the proposed transaction.

--

Matthew P. Cherry—Brookfield Property Partners L.P.—SVP of IR & Communications

“Please note the earlier this week, we filed the preliminary proxy statement & prospectus related to our pending acquisition of GGP. While the proxy statement and prospectus is not yet final as it is now under customary review by the SEC, we encourage all interested parties to read it to inform themselves on any and all aspects of the transaction.”

--

Sheila Kathleen McGrath—Evercore ISI, Research Division—Senior MD & Fundamental Research Analyst

“I was wondering before we talk about BPY operations, if you can help clarify the tax impact on the pre-closing distribution. Will it be regular dividend, return of capital or will capital gains be involved?”

Bryan Kenneth Davis—Brookfield Property Partners L.P.—CFO of Brookfield Property Partners Limited“

Yes, Sheila, it’s Bryan. Yes, I’ll take a stab at that. In fact, we’ve been getting a number of questions as it relates to that specific topic. So I’m just going to try to summarize what we’ve included in the proxy and of course, I’m going to end up with a caveat. But really, first off, a GGP shareholder will receive a pre-closing distribution of cash consideration and stock consideration. This is assuming proration for simplicity in this example, that will constitute a dividend to the extent that it is paid out of the earnings and profits of GGP. It is expected that this distribution will be substantially taxed as a capital gain with the balance as ordinary income. In addition, you’ll receive a small amount of merger consideration, which we outlined in the proxy as part of this transaction. This merger consideration, when applied against the tax basis that GGP shareholders have in their GGP shares, will result in either a capital gain or a capital loss. Any capital loss from applying it against merger consideration can be used to offset the capital gain received as part of your pre-closing distribution. And then on a go-forward basis, your BPR or BPY units that you receive as consideration will have a basis that’s equal to the fair market value at the time of the transaction close and pre-closing distribution. So I will say that certain aspects of these tax consequences of the transaction are not entirely clear, so we do urge anyone working through this to consult your tax advisers. In addition, we do have more complete discussion of these consequences in the proxy and S-4, and we would also urge everybody to reference that as well. So hopefully, that gives you a sense.”

--

Sheila Kathleen McGrath—Evercore ISI, Research Division—Senior MD & Fundamental Research Analyst

“Just a quick follow-up on that. Will there be gains generated from the joint venture sales that you’re raising that capital that GGP shareholders would be obliged to pay tax on those as you’re raising that capital or...”

Bryan Kenneth Davis—Brookfield Property Partners L.P.—CFO of Brookfield Property Partners Limited

“Yes. So when I commented that the distribution will be substantially taxed as a capital gain, it’s that portion of the gain that’s largely attributable to the asset sales associated with the transaction. The balance will be ordinary income.”

--

Sheila Kathleen McGrath—Evercore ISI, Research Division—Senior MD & Fundamental Research Analyst

“Yes, I was wondering if you could just remind us of the strategic reasons why the GGP acquisition makes sense for BPY in terms of the opportunities you see there? Have you had great success with Rouse that you want to — I know it’s a completely different portfolio. Just talk about why it makes sense from BPY’s standpoint. And if you could comment on the FFO and NAV accretion or dilution you’re expecting.”

Brian William Kingston—Brookfield Property Partners L.P.—Senior Managing Partner & CEO of Brookfield Property Partners Limited

“Sure, so I will preface this by referring back to Matt’s earlier comments, which is we have the S-4 out there, and so I would encourage people to read that in its entirety because that will give you a more fulsome answer to all these things. And I’ll keep my comments largely consistent with what’s in there. But look, from a strategic perspective, we really think about it in 2 main ways. One is from an operational perspective. I think having the ability to bring to bear all of our various operating platforms in a much more coordinated way than you can in 2 separate companies is going to have a huge strategic benefit. And we’re seeing this in all of our projects, whether it’s Manhattan West here in New York or Ala Moana in Honolulu. These very large retail projects are increasingly becoming mixed use. It’s not only retail, it’s not only office, but it’s office, retail, multifamily, hotel uses, et cetera. And so having an ability for us to be able to bring all of those internal resources together in a more efficient way, we think is going to have huge operational benefits in terms of speed of execution. The other big advantage I think for us in particular again comes back to the balance sheet flexibility. And so owning 34% of a separately listed publicly traded company, we had a very substantial investment in a portfolio of listed — of shares. This will now give us a much more direct access to the underlying cash flows and assets themselves and will give us a lot more flexibility, as we have been doing with Brookfield Office Properties since we privatized that business. So those are the 2 strategic benefits. As we’ve mentioned, it has the advantage that it will be FFO accretive immediately and on a NAV per share basis, it should be roughly neutral.”

--

Additional Information and Where to Find It

A portion of this communication is being made in respect of the proposed transaction contemplated by the Agreement and Plan of Merger, dated as of March 26, 2018, among Brookfield Property Partners L.P. (“BPY”), Goldfinch Merger Sub Corp. and GGP Inc. (“GGP”). This communication may be deemed to be solicitation material in respect of the proposed transaction involving BPY and GGP. In connection with the proposed transaction, on May 2, 2018, BPY filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a prospectus of BPY (the “BPY prospectus”), and GGP filed with the SEC a registration statement on Form S-4 that includes a proxy statement/prospectus of GGP (the “GGP proxy statement/prospectus”). The parties also filed on May 2, 2018 a Rule 13E-3 transaction statement on Schedule 13E-3. The registration statements have not yet become effective. Each of BPY and GGP may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the BPY prospectus, the GGP proxy statement/prospectus, the registration statements or any other document which BPY or GGP may file with the SEC. The GGP proxy statement/prospectus, when in definitive form, will be mailed to GGP stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE ABOVE-REFERENCED AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BPY, GGP, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders may obtain free copies of the above-referenced and other documents filed with the SEC by BPY and GGP, when available, through the SEC’s website at http://www.sec.gov. In addition, investors may obtain free copies of the above-referenced and other documents filed with the SEC by BPY, when available, by contacting BPY Investor Relations at bpy.enquiries@brookfield.com or +1 (855) 212-8243 or at BPY’s website at bpy.brookfield.com, and are able to obtain free copies of the above-referenced and other documents filed with the SEC by GGP, when available, by contacting GGP Investor Relations at (312) 960-5000 or at GGP’s website at http://www.ggp.com.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in Solicitation

BPY, GGP and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from GGP stockholders in respect of the proposed transaction that is described in the BPY prospectus and the GGP proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies from GGP stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the BPY prospectus and the GGP proxy statement/prospectus. You may also obtain the documents that BPY and GGP file electronically free of charge from the SEC’s website at http://www.sec.gov. Information regarding BPY’s directors and executive officers is contained in BPY’s 2017 Annual Report on Form 20-F filed with the SEC on March 9, 2018. Information regarding GGP’s directors and executive officers is contained in GGP’s 2017 Annual Report on Form 10-K filed with the SEC on February 22, 2018 and its 2018 Annual Proxy Statement on Schedule 14A filed with the SEC on April 27, 2018.

Forward-Looking Statements

This communication contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of applicable U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature or depend upon or refer to future events or conditions, include statements regarding the expected timing, completion and effects of the proposed transaction, our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the occurrence of any event, change or other circumstance that could affect the proposed transaction on the anticipated terms and timing, including the risk that the proposed transaction may not be consummated; risks related to BPY’s ability to integrate GGP’s business into our own and the ability of the combined company to attain expected benefits therefrom; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate other acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.